

December 31, 2014

Via E-mail
Hari Ravichandran
Chief Executive Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

> **Re:** **Endurance International Group Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-36131**

Dear Mr. Ravichandran:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 6. Selected Consolidated Financial Data

Non-GAAP Financial Measures and Key Metrics

Free Cash Flow, page 54

1.   We note you have added back dividend-related payments, transaction expenses and charges, and integration and restructuring expenses to arrive at your non-GAAP financial measure, "free cash flow." Please note that since these charges require cash settlement, the exclusion of these charges is not appropriate. Please revise this non-GAAP financial measure accordingly. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding this comment. If you have any other questions, please do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Maryse Mills-Apenteng (for)

Patrick Gilmore
Accounting Branch Chief